UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 24, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication

Orange financial results

#H1_2024

Christel Heydemann
CEO

Laurent Martinez
CFO

24th July 2024



Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 28 March 2024 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 29 March 2024 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Demonstrating our expertise for the Olympics



Executive Summary

***Lead the Future* mid-term: execution fully on track**

France: market leader, a disciplined pricing strategy

MASORANGE defines its fibre network strategy

Solid H1 financial results with +17.4% OCF growth yoy

FY 2024 Guidance fully confirmed

In our IFRS accounts MASORANGE is presented under the equity method from the deal closing date (March 26th) but for the sake of simplicity in our financial communication we fully exclude Spain from our 2024 KPIs except for net debt (see in annexes)

1



Lead the Future
"mid-term"

Lead the Future on track

Monetise

Continued **value strategy** & ARPO increase

+2.9% Retail ex PSTN services in France*

Best-in class churn
France & Poland

In-market consolidation
Spain, Belgium & Romania

Capitalise

FTTH leadership
53.2m connectable homes in Europe

FTTH monetisation rate
France **>70%, +c.3pts***

TOTEM tenancy ratio +4pts* to 1.41

Focus & Transform

Portfolio rationalisation
OCS/ O.Studio sale
O.Bank withdrawal in Europe

Orange Business
transformation with EBITDAaL trend improvement

Orange Cyberdefense +11.5%
revenues*

MEA growth

MEA revenues & EBITDAaL **double-digit growth***

Max-It app
10.5m active users

FCF "all in" = €4.2bn
over 18 months

* over 18 months

2



Focus on France

Orange leader in France

Market slowdown since 2023

French telco market growth (ARCEP data)


+3.3%
+3.3%
+2.6%
+1.4%
+2.9%
+2.5%
+1.3%
+0.9%
Q1 21
Q1 22
Q1 23
Q1 24
Postpaid subscriptions yoy
FBB subscriptions yoy

Competitive environment

Mobile market: sustained competition on low-end towards the end of Q2

Fixed market: stable competitive environment

Orange leader in the market

Strong customer bases with leadership on high-end


21.8m
11.6m
10.2m
12.3m
6.3m
6.0m
6.0m
Mobile*
Fixed
Convergent
Convergent cust.
Mobile/FBB only cust.

Revenues fuelled by convergent ARPO

Orange revenue breakdown in France: focus on retail
(% of total H1 24 France revenues)

Mobile only	Fixed only	Convergence
13%	21%	30%

* Contract mobile ex M2M customers

Orange's disciplined pricing policy

Zoom France

Segmented commercial strategy

Address all market segments

- New 2P & 3P offers on Orange Brand
- Community & young offers

Cross-sell

Leverage shops & diversified portfolio

- Convergence
- New B2C cyber offer
- Home security
- Handset insurance & financing

Upsell

- 5G/FTTH migration
  - 5G penetration[1]: 36%
  - FTTH penetration: 71%
- Tactical price increases

Strong & growing customer base

Leading to Retail ex PSTN growth +2% to +4% (22-25 CAGR)

Leveraging **best network quality** & **customer satisfaction** illustrated by ARCEP studies[2] & best-in class churn

(1) 5G contracts with or without compatible handsets
(2) As per ARCEP 2024 customer perception study & 2023 survey on the mobile network quality

Volume/value strategy paying off

Mobile[1]



+29k
+83k
+99k
+9k
+104k
Q2 23
Q2 24

11.4%

€17.7[2]
-€0.4 yoy /+€0.1 QoQ

Fixed broadband



Cumulated FTTH net adds (over 4 quarters)
+1.0m
+261k
-4k
-33k
-31k
-30k
-43k
Q2 23
Q2 24
ADSL net adds
Total FBB net adds
FTTH net adds

Churn improvement yoy

€38.0
+€1.2 yoy/+€0.2 QoQ

Convergence



+17k
+30k
+1k
-23k
-17k
Q2 23
Q2 24

Solid value & loyalty driver

-4pts vs FBB churn

€76.5
+€3.6 yoy/+€1.7 QoQ

Improving net adds
in Q2 (vs Q1)

Best-in class churn

Solid ARPO

Retail ex PSTN growth +2.5% in Q2
in line with CMD target

(1) Contract mobile ex M2M customers
(2) Mobile only blended ARPO

3



MASORANGE defines its fibre network strategy

MASORANGE defines its fibre network strategy

Focus on value creation through…

…maximisation of FTTH network utilisation…

- **Signing** on 24th July **of a non-binding term-sheet with Vodafone Spain to enter into exclusive discussions** to create a joint FibreCo in **Spain which would cover approximately 11.5 million premises**
- MASORANGE and Vodafone to become **long term anchor tenants** of the Fibreco
- **c.4m customers** on the FibreCo's footprint

… and value crystallisation

- FibreCo's **capital to be opened to a financial investor**
- **Cash upstream** to MASORANGE, accelerating the deleverage plan
- Benefit for Spanish customers by accessing **best-in-class FTTH connectivity meeting highest ESG standards**

The future FibreCo at a glance

- Closing expected in H1 2025 (subject to final agreement & regulatory approval)
- c.11.5m premises connected with FTTH
- c.4m connected households
- MASORANGE and Vodafone Spain to keep operating and maintaining their contributed networks
- Targeted capital structure: 50% MASORANGE, 50% financial investor / Vodafone Spain
- Deconsolidated from MASORANGE

4



H1 results

Solid financial results paving the way to FY guidance

Revenues

H1 2024	Q2 2024
€19.8bn	€10.0bn
+1.5% yoy	+0.9% yoy

EBITDAaL

H1 2024	Q2 2024
€5.5bn	€3.1bn
+2.5% yoy	+2.6% yoy

eCapex

H1 2024	Q2 2024
€2.9bn**	€1.5bn
+2.6% yoy	+2.2% yoy
14.7% eCapex/sales (telecom)	

Organic Cash Flow*

H1 2024

€1.55bn

+17.4% yoy

Free Cash Flow* "all in"

H1 2024

€1.3bn

+21.1% yoy

Net debt / EBITDAaL*

H1 2024

1.90x

In our IFRS accounts MASORANGE is presented under the equity method from the deal closing date (March 26th) but for the sake of simplicity in our financial communication we fully exclude Spain from our 2024 KPIs except for net debt (refer to annexes)

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

*All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

**eCapex reported in consolidated accounts (under IFRS 5) =€3,087m o/w €166m of Orange Spain eCapex until closing date (26/03/2024)

On track with our ESG commitments

With solid H1 achievements



Environmental transition

GHG reduction objectives:

- -30% in 2025 vs 2015cb (scope 1&2): already achieved
- -45% in 2030 vs 2020 all scopes
  - Validated by SBTi
  - Program with key suppliers

Trusted partner

- Human rights policy published in Q1
- B2C cyber solutions launched in France in Q2

Digital inclusion & empowerment

- 2.2m beneficiaries of training to digital
- On track with 2025 objective

Strong ESG rating

MSCI A, Sustainalytics low risk, ISS Prime B-, CDP A-

5



Financial results overview

Revenues growth fuelled by MEA & Retail

H1 2024 revenues*

€19.8bn

+€286m/+1.5% yoy

Q2 2024

yoy

+0.9%

+€85m

Q2 2024 revenue development by activity (yoy in €m)



+€85m
9,903
+2.4%
182
-128
-7.9%
+1.2%
7
25
+10.5%
9,989
Q2 23 cb
Retail services
Wholesale
Equipment sales
Others
Q2 24

Q2 2024 revenue development by segment (yoy in €m)



+0.9%
9,903
+0.3%
14
-38
-2.2%
+10.3%
177
-27
-1.4%
-39
9,989
Q2 23 cb
France
Europe
MEA
Orange Business
Others
Q2 24

- Solid Retail services up by 2.4% above expected Wholesale decline
- MEA strong growth (+10.3%)

* Orange Bank Net Banking Income is not included in Group revenues but in "other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

Solid **EBITDAaL** growth in line with FY guidance

H1 2024
Group EBITDAaL

€5.5bn

+€134m/+2.5% yoy

Q2 2024

yoy
+2.6%
+€79m

H1 2024 Group EBITDAaL development by segment (yoy, in €m)



+2.5%
5,378
10
+0.3%
37
+4.0%
183
+14.7%
-35
-11.3%
-60
5,511
H1 23 cb
France
Europe
MEA
Orange Business
Others
H1 24
EBITDAaL margin% (telecom activities)
27.8%
28.1%

- H1 EBITDAaL yoy increases across all geographies: **France now stable, solid Europe & sustained double-digit growth in MEA**
- **Orange Business trending towards stabilisation** before the 2025 turnaround
- ICSS impacted by one offs, phasing & base effect of submarine cable sale in 2023

Net income
stable


H1 2024 Group net income development (yoy, in €m)
+€4m
1,088
134
-21
49
-192
-10
-30
75
1,092
H1 23
EBITDAaL cb
Other non recurring items*
Financial result
Income tax
Depreciation & amortisation
MASORANGE creation net effect**
Others*
H1 24
Earnings per share (Group share)
€0.30
€0.28
1
2
3

1. Financial results: notably net positive impact of interest rate increase
2. Income tax increase consistent with French results' improvement
3. O.Spain Q1 net positive result offset by MASORANGE Q2 share of net income

H1 2024
Net income

€1.1bn

+€4m/+0.4% yoy

* See details in annexes
** o/w +€176m yoy discontinued result thanks to tax settlement (IAE) and -€206m Q2 share of MASORANGE in Group net result

eCapex disciplined c.15% eCapex/sales

H1 2024 eCapex

€2.92bn

+€74m/+2.6% yoy

Q2 2024

yoy
+2.2%
+€33m

H1 2024 eCapex development by segment (yoy in €m)



+2.6%
2,847
16
32
69
-4
-40
2,921
H1 23 cb
France
Europe
MEA
Orange Business
Others (Orange Bank & Wholesale)
H1 24
eCapex/Sales
14.6%
14.7%

- Increased eCapex in MEA to support growth
- **Disciplined eCapex** consistent with a full year eCapex/sales ratio of **c.15%**

OCF
&
FCF « all-in »
strong growth

H1 2024
OCF

€1.55bn

+€0.2bn/17.4% yoy

See details in annexes

In € million, telecom activities



+€64m yoy
2,652
-226
-390
-511
25
+€230m yoy
1,551
-174
-107
-15
+€219m yoy
1,255
EBITDAaL -eCapex (telecom activities)
Δ working capital
net financial interests paid
income taxes paid
other operational items
OCF H1 2024
Telco licences paid
Subord. notes coupons
Main litigations paid
FCF "all in" H1 2024

- H1 2024 **OCF €1.55bn, +17.4%** yoy & **FCF "all-in"* €1.3bn, +21.1%** driven by:
  - Improving EBITDAaL– eCapex (+€64m yoy)
  - Less income tax paid (+€134m yoy) due to 2023 fiscal result
  - Stable telco licences paid
- H1 cash generation in **line with FY guidance**

Net debt improvement



In € million
Net debt/ EBITDAaL* (telecom)
2.05x
1.90x
-3,991
27,002
-1,255
1,117
213
-4,311
245
23,011
Net financial debt FY 2023*
FCF "all-in" excluding Spain
Div.paid to owners of parent company
Dividend paid to non-controlling interests
Total net effect of MASORANGE creation (1)
Other (2)
Net financial debt H1 2024*

H1 2024 Net debt /EBITDAaL (telecom)

1.90x

- **Net debt strong improvement** in H1 2024 mainly related to the cash proceeds received for MASORANGE creation
- Average maturity of OSA bonds: **7.2 years**
- Average cost of gross debt: **2.96%**
- Strong liquidity position: **€17.4bn**[3] & strong rating among peers[4]

*Telecom activities. See details in annexes

(1) o/w €4,461m cash proceeds received & -€117 Q1 Spain effect on FCF all-in (2) o/w Orange Bank capital increase subscribed by the Group & other change of scope (3) o/w €11.5bn in cash & €5.9bn available undrawn amount of credit facilities (4) Rating: BBB+ stable outlook (S&P and Fitch) & Baa1 positive outlook (Moody's)

6



Business Review

Q2 2024 France

Solid retail, EBITDAaL improvement

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**4,396**	**+0.3%**	**8,736**	**+0.6%**
Retail services	2,824	+1.3%	5,618	+1.5%
Wholesale	1,091	-5.7%	2,146	-4.9%
Equipment sales	296	+5.5%	621	+4.8%
Other revenues	185	+16.8%	351	+15.9%
EBITDAaL			**2,872**	**+0.3%**
eCAPEX			**1,445**	**+1.1%**

Solid EBITDAaL improvement



+0.3%
EBITDAaL yoy
H1 23
H2 23
H1 24
-2.2%
-5.1%

Retail services ex. PSTN fully in line with CMD target between +2% and +4%



2.1%
3.4%
3.4%
3.1%
3.0%
2.5%
0.6%
2.0%
2.1%
1.8%
1.7%
1.3%
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Retail services growth yoy
excl.PSTN

- **EBITDAaL recovery** in H1 fuelled by
  - Retail ex PSTN growth +2.8% in H1
  - Wholesale decline mitigated by unbundling & civil work tariff increase
- Paving the way to **Retail ex PSTN growth between +2% to +4%** & **FY EBITDAaL stabilisation in 2024**

Q2 2024 Europe
Strong EBITDAaL growth

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**1,741**	**-2.2%**	**3,468**	**-2.1%**
Retail services*	1,147	+1.1%	2,277	+1.0%
Wholesale	210	-10.8%	408	-10.1%
Equipment sales	224	-4.6%	482	-3.1%
IT&IS and other revenues	160	-8.1%	301	-10.0%
EBITDAaL			**956**	**+4.0%**
eCAPEX			**506**	**+6.8%**

EBITDAaL strong growth yoy

Poland **+3.8%**

Belgium **+13.9%**

Value management

- **+7.1%** Convergent revenues Q2 yoy
- Price increases in Belgium & Poland

Volume management

- **+72k** Q2 FTTH net adds (+21k FBB net adds)
- **+117k** Q2 Mobile** net adds
- **+21k** Q2 Convergent net adds

- Q2 **mobile net adds x2** yoy & **churn improvement** (Mobile** -0.6pt, FBB -2.4pts)
- Low-margin revenues decrease: Wholesale (MTR), IT&IS
- EBITDAaL fuelled by **price increases, efficiency savings & synergies** with Voo.
- **2024 outlook upgrade : low to mid single-digit** EBITDAaL growth yoy

* Excluding IT&IS
** Mobile contract excluding M2M

Q2 2024 Africa & Middle East

Outstanding EBITDAaL double digit growth

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**1,893**	**+10.3%**	**3,742**	**+10.7%**
Retail services	1,710	+11.3%	3,373	+11.7%
Wholesale	150	-0.2%	302	+0.5%
Equipment sales	23	+18.0%	46	+11.8%
EBITDAaL			**1,425**	**+14.7%**
eCAPEX			**692**	**+11.1%**

Powerful growth engines yoy (in €m)



+10.3%
1,716
o/w B2B* +€37m +14%
104
+18%
29
+19%
26
+19%
18
+2%
1,893
Revenue Q2 2023 cb
Data
FBB
Orange Money
Voice & Others
Revenue Q2 2024

Volume & value
Acceleration in mobile

- **156.0m** Mobile customers
  +6.8% Q2 yoy
- **+3.4%** Blended mobile ARPO
  Q2 yoy

With customer base increases

- **35.6m** Orange Money
  +14.0% active** customers
- **70.9m** 4G customers
  +25.1%
- **3.6m** FBB customers
  +16.3%

- Orange Money: **9 countries >20% revenue growth**
- **+1.3pt** yoy **EBITDAaL margin** notably thanks to digitalisation of distribution
- **Strong H1 yoy growth** on historical basis: revenues **+7.8%,** EBITDAaL **+13.1%,** EBITDAaL-eCAPEX **+19.8%**
- **2024 outlook upgrade: double-digit** EBITDAaL growth yoy

*B2B transversal activity include Data and FBB
**at least one transaction per month

Q2 2024 Orange Business

In line with turnaround roadmap

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**1,980**	**-1.4%**	**3,919**	**-0.9%**
Fixed only services	751	-7.9%	1,502	-8.3%
IT & integration services	977	+4.6%	1,914	+6.0%
Mobile	252	-2.4%	503	-1.2%
EBITDAaL			**277**	**-11.3%**
eCAPEX			**138**	**-2.6%**

Improving EBITDAaL towards growth in 2025



+5.4pt
H1 22
-25.3%
H2 22
-17.1%*
H1 23
-16.7%
H2 23
-14.2%
H1 24
-11.3%
H2 24
FY 25

IT&IS revenues at +6.0% in H1 24 yoy

- **+11.6% H1 24** **Orange Cyberdefense**
  +10.6% Q2 24
- **+6.9% H1 24** order intake
- **+6.1% H1 24** **Digital Services**
  +7.2% Q2 24 yoy
- **25** **NPS**

- Leveraging Orange Cyberdefense expertise, launch of **Orange Cybersecure** on the French B2C market ahead of deployment in the rest of Europe
- First departures within the framework of the **voluntary departure plan** in France
- **14k certifications** obtained out of 20k targeted by 2025
- **Ambition confirmed** to halve EBITDAaL decrease in 2024

*excluding 2021 employee shareholding plan effect

Equity method from Q2

Q2 2024 MASORANGE

Integration roadmap and synergies on track

in €m	Q2 24	yoy cb	H1 24 proforma[1]	yoy cb
Revenues	**1,785**	**-0.9%**	**3,609**	**+0.1%**
Service revenues	1,572	-0.5%	3,139	-0.2%
Retail	1,436	+0.3%	2,887	+1.1%
Wholesale	135	-8.4%	252	-12.5%
Equipment sales	213	-3.4%	471	+2.1%
Adjusted EBITDA[2]			**1,307**	**+6.7%**

Customer value

€52.1 Convergent ARPU
+€0.4 Q2 yoy

-0.4pp Convergent churn
H1 yoy

Commercial performance

+44k[3] Q2 FTTH net adds
(-20k FBB net adds)

+85k[3] Q2 Mobile net adds
(contracts excl. M2M)

- **Leadership in commercial acquisition shares**
- **Execution of the remedies as planned**: optional roaming agreement unlikely to be exercised, transfer of the 60Mhz spectrum authorized
- Business combination:
  - Launch of MASORANGE Corporate identity
  - **Synergy run rate potential confirmed** to be at least €0.5bn from year 4 post closing
  - c.€100m of synergies expected in 2024
  - Successful conclusion of the financing and renegotiation of the full debt package

Unaudited management accounts
(1) Historical 2023 proforma figures and Q1 24 based on aggregated numbers from Grupo Masmovil & Orange Spain, clean of intercompany transactions. H1 24 figures include Q1 24 plus Q2 24 figures for MASORANGE
(2) Adjusted for Restructuring & Integration costs
(3) H1 24: +136k FTTH net adds (-13k FBB), +205k Mobile net adds

7



Guidance

Guidance 2024 fully confirmed

	2024 excluding Spain*
EBITDAaL yoy, cb	Low-single digit
eCAPEX yoy, cb	disciplined eCapex as per CMD
Organic Cash Flow (telecom)	≥ €3.3bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend**	€0.75 payable in 2025

* As of January 1st, 2024; for EBITDAaL, eCapex and OCF, for communication purpose
** Subject to shareholders' approval. Independent from any scope evolution



Q&A

Q&A press will start at 10:30am CET



Annexes

Orange Spain – accounting treatment

In this presentation, Orange Spain figures have been fully excluded from 1st January 2024 for all KPIs except the net financial debt

Q1 2024
& 2022 / 2023 restated Actuals

Closing

From Q2 2024

IFRS 5

- Orange Spain not included in detailed Group P&L & KPI associated
- Orange Spain net result accounted in a dedicated line «consolidated net income of discontinued operations»
- For financial communication purpose slides : Orange Spain eCapex & OCF not included in Group eCapex & OCF
- In consolidated accounts (reported figures): Orange Spain eCapex & OCF included in Group eCapex & OCF (IFRS 5 application)

Deconsolidation of Orange Spain & Accounting of 50% of the JV

- Orange Spain is deconsolidated
- 50% of MASORANGE (the JV) accounted in P&L as «Share of profits (losses) of associates & joint ventures»

Group figures restated from Orange Spain

Accounting treatment

in €bn	FY 2023 Reported Actuals (inc. O.Spain)	FY 2023 Δ	FY 2023 Fully excluding Spain*	FY 2023 Restated Actuals IFRS 5	2024 H1 Excluding Spain	2024 H1 Δ	2024 H1 Reported
Revenues	**44.1**	**-4.4**	**39.7**	**39.7**	**19.8**	**n/a**	**19.8**
EBITDAaL	**13.0**	**-1.2**	**11.8**	**11.8**	**5.5**	**n/a**	**5.5**
eCapex	**6.8**	**-0.8**	**6.1**	**6.8**	**2.9**	**0.2**	**3.1**
eCapex/sales (telecom)	*15.4%*		*15.2%*	*n/a*	*14.7%*	*n/a*	*n/a*
EBITDAaL-eCapex	6.2	-0.5	5.7	n/a	2.6	n/a	n/a
OCF (telecom)	**3.66**	**-0.48**	**3.18**	**3.66**	**1.55**	**-0.11**	**1.44**
FCF « all in » (telecom)	**2.9**	**-0.4**	**2.5**	**2.9**	**1.3**	**-0.1**	**1.1**
Net financial debt (telecom)	**-27.0**	**n/a**	**-27.0**	**n/a**	**n/a**	**n/a**	**-23.0**
Net income	**2.9**	**-0.2**	**2.7**	**2.9**	**0.9**	**0.2**	**1.1**
o/w of continuing op.	2.9			2.7	0.9	n/a	0.9
o/w of discontinued op.	-			0.2	**n/a**	0.2	0.2

In consolidated accounts, under IFRS 5 (applied for restated 2022, 2023 Actuals and since Q1 2024):

- 2022 & 2023 Actuals have been restated to present Orange Spain P&L as a discontinued operation => Orange Spain net result presented in the line « consolidated net income of discontinued operations»
- Reported OCF, FCF "all in" & eCapex and net debt include Orange Spain Q1 flows

* For financial communication purpose, 2023 figures have been presented excluding Orange Spain as of 1st January 2022

FCF "all-in" excluding Spain

Telecom activities

(in millions of euros)	H1 2023 actual	FY 2023 actual	H1 2024 actual
EBITDAaL – eCAPEX – excluding Spain	**2,588**	**5,883**	**2,652**
Change in working capital requirements (including change in eCAPEX payables)	(186)	15	(226)
Net interest paid (including dividends received)[1]	(442)	(730)	(390)
Income taxes paid	(645)	(1,135)	(511)
Other operational items[2]	6	(850)	25
Organic Cash Flow – excluding Spain	**1,320**	**3,184**	**1,551**
Licences and spectrum paid	(160)	(472)	(174)
Main litigations paid/received	(22)	(23)	(15)
Subordinated notes coupons	(102)	(177)	(107)
Free Cash Flow « all-in » – excluding Spain	**1,036**	**2,512**	**1,255**

[1] Excluding €119m of interest expenses on IFRS 16 leases and financed assets in H1 2024, €226m in FY 2023 and €105m in H1 2023.
[2] Of which (i) disbursements related to "Part-Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.

Change in net debt (incl. 3 months of O.Spain)

Telecom activities

(in millions of euros)	H1 2023 actual	FY 2023 actual	H1 2024 actual
Free Cash Flow « all-in » – including Spain (reported)	**1,151**	**2,940**	**1,138**
Net impact of changes in the scope[1]	(1,851)	(1,959)	4 346
Subordinated notes issuances (purchases) and other related fees[2]	177	(22)	(4)
Dividends paid to owners of parent company	(1,064)	(1,862)	(1,117)
Dividends paid to non-controlling interests	(222)	(368)	(213)
Other financial items[3]	(168)	(433)	(158)
Change in net debt	**(1,976)**	**(1,704)**	**3,991**
Net financial debt	**(27,274)**	**(27,002)**	**(23,011)**
Ratio of net financial debt / EBITDAaL of telecom activities	**2.09x**	**2.05x**	**1.90x**

[1] Mainly MASORANGE creation in H1 2024 (€4,427m net impact including €4,461m cash proceeds) and in 2023 VOO acquisition (€(1,349)m net of cash acquired and €(279)m put option)
[2] Including in FY 2023 €(198)m of subordinated notes reclassified as short term liability
[3] Including (i) Orange Bank capital increase subscribed by the Group, (ii) the change in debt on financed assets, and (iii) the change in forex and derivatives, accrued interest not yet due and amortised cost

Change in net income

(in millions euros)	H1 2023 historical	H1 2024 actual	Δ
EBITDAaL	**5,313**	**5,511**	
Adjustments*	(256)	(276)	(20)
Depreciation & amortization of fixed assets	(3,091)	(3,102)	(10)
Impairment of fixed assets	(4)	(13)	(9)
Share of profit (losses) of associates and JV	(8)	(222)	(214)
o\w Share of profit (losses) of +O	-	*(206)*	*(206)*
o\w Share of profit (losses) of associates and JV others than +O	*(8)*	*(16)*	*(8)*
Elimination of interests on lease liabilities and on debts related to financed assets	108	134	26
Operating income	**2,061**	**2,032**	**(29)**
Financial result	(577)	(528)	49
Tax Income	(428)	(620)	(192)
Consolidated net income - continuing operations	**1,055**	**884**	**(172)**
Consolidated net income - discontinued operations	33	209	176
Consolidated net income	**1,088**	**1,092**	**4**
Non-controlling interests	211	268	57
Net income attributable to owners of the parent company	**877**	**824**	**(53)**

* See details on following slide

EBITDAaL adjustments

(in millions euros)	H1 2023 historical	H1 2024 actual	Δ
Restructuring programs costs	(70)	(143)	(73) 1
Acquisitions and integration costs	(28)	(10)	18
Significant litigations	57	23	(33)
Specific labour expenses	(265)	(7)	258
o\w Senior Part Time	*(265)*	*(7)*	*258* 2
Fixed assets, investments and businesses portfolio review	50	(140)	(191) 3
Total adjustments	(256)	(276)	(20)

1. o/w -€56m restructuring of Orange Bank
2. Base effect of 2023 French pension reform
3. o/w -€174m OCS/O.Studio disposal result

Finance table details by segment

France

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**4,396**	**+0.3%**	**8,736**	**+0.6%**
Retail services	2,824	+1.3%	5,618	+1.5%
Convergent services	1,313	+4.9%	2,601	+4.6%
Mobile only services	591	-1.6%	1,176	-0.7%
Fixed only services	920	-1.6%	1,842	-1.3%
Fixed only broadband	767	+1.8%	1,532	+2.4%
Fixed only narrowband	152	-16.1%	309	-16.2%
Wholesale	1,091	-5.7%	2,146	-4.9%
Equipment sales	296	+5.5%	621	+4.8%
Other revenues	185	+16.8%	351	+15.9%
EBITDAaL			**2,872**	**+0.3%**
EBITDAaL margin			32.9%	-0.1pt
eCAPEX			**1,445**	**+1.1%**
eCAPEX/revenues			16.5%	+0.1pt

Africa & Middle East

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**1,893**	**+10.3%**	**3,742**	**+10.7%**
Retail services	1,710	+11.3%	3,373	+11.7%
Mobile only services	1,458	+10.3%	2,872	+10.7%
Fixed only services	232	+13.9%	464	+15.1%
IT & integration services	20	+77.3%	37	+78.9%
Wholesale	150	-0.2%	302	+0.5%
Equipment sales	23	+18.0%	46	+11.8%
Other revenues	11	-2.0%	20	+3.3%
EBITDAaL			**1,425**	**+14.7%**
EBITDAaL margin			38.1%	+1.3pt
eCAPEX			**692**	**+11.1%**
eCAPEX/revenues			18.5%	+0.1pt

Europe

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**1,741**	**-2.2%**	**3,468**	**-2.1%**
Retail services*	1,147	+1.1%	2,277	+1.0%
Convergent services	353	+7.1%	699	+7.0%
Mobile only services	546	-0.2%	1,082	-0.3%
Fixed only services	248	-4.1%	496	-4.1%
IT & integration services	124	-8.9%	226	-8.7%
Wholesale	210	-10.8%	408	-10.1%
Equipment sales	224	-4.6%	482	-3.1%
Other revenues	36	-5.2%	75	-13.8%
EBITDAaL			**956**	**+4.0%**
EBITDAaL margin			27.6%	+1.6pt
eCAPEX			**506**	**+6.8%**
eCAPEX/revenues			14.6%	+1.2pt

* excluding IT&IS

Orange Business

in €m	Q2 24	yoy cb	H1 24	yoy cb
Revenues	**1,980**	**-1.4%**	**3,919**	**-0.9%**
Fixed only services	751	-7.9%	1,502	-8.3%
Voice	196	-15.1%	396	-14.5%
Data	555	-5.1%	1,107	-5.9%
IT & integration services	977	+4.6%	1,914	+6.0%
Mobile	252	-2.4%	503	-1.2%
EBITDAaL			**277**	**-11.3%**
EBITDAaL margin			7.1%	-0.8pt
eCAPEX			**138**	**-2.6%**
eCAPEX/revenues			3.5%	-0.1pt